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As filed with the Securities and Exchange Commission on March 27, 2000

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 3
TO
FORM 10

General Form For Registration of Securities
Pursuant to Section 12(b) or (g) of
the Securities Exchange Act of 1934

BIONEBRASKA, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	47-0727668 (I.R.S. Employer Identification No.)
3820 N.W. 46th Street Lincoln, Nebraska (Address of principal executive offices)	68524-1637 Zip Code

Registrant's telephone number, including area code: (800) 786-2580

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value per share
(Title of class)

This Form 10 is hereby amended by replacing Item 2 (Selected Historical Financial and Other Data) and Item 15 (Financial Statements) as follows:

Item 2. Selected Historical Financial and Other Data

    The following tables set forth selected financial data of the Company, which should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Financial Statements and Notes thereto included elsewhere in this document. The balance sheet data as of December 31, 1998 and 1999, and the selected statement of operations data for the three years ended December 31, 1997, 1998 and 1999 have been derived from the financial statements of the Company which have been audited by Loren D. Swanson, CPA, independent auditor, whose report is included elsewhere in this document. The selected balance sheet data set forth below as of December 31, 1995, 1996 and 1997, and the selected statement of operations data for the years ended December 31, 1995 and 1996 have been derived from audited financial statements not included in this document.

Selected Historical Financial and Other Data
(Dollars in thousands, except per share data)

	Year Ended December 31,
	1999	1998	1997	1996	1995
Statement of Operations Data:
Operating revenues and collaborative payments	$5	$12	$6	$295	$1,397
Loss from continuing operations applicable to common shareholders	(15,388)	(10,862)	(5,984)	(5,398)	(3,524)
Loss from operations per share applicable to common shareholders	(3.04)	(2.55)	(1.41)	(1.27)	(0.76)
	December 31,
	1999	1998	1997	1996	1995
Balance Sheet Data:
Total Assets	$23,505	$10,262	$3,050	$3,464	$2,460
Long term debt	1,414	255	96	46	60
Redeemable preferred stock	15,453	14,125	3,158	1,491	1,403

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the preceding "Selected Historical Financial and Other Data," the Company's Financial Statements and Notes thereto and the other financial data included elsewhere in this document. The dollar amounts below have been rounded in order to simplify their presentation. However, the ratios and percentages are calculated using the detailed financial information contained in the Financial Statements and the Notes thereto and the financial data included elsewhere in this document. References to years are for the respective fiscal years ended December 31, unless otherwise noted.

Overview

    BioNebraska is a development stage therapeutics company engaged in the recombinant production and clinical development of MR peptide hormone products for the treatment of Type II Diabetes, impaired glucose tolerance, advanced cases of osteoporosis and other symptoms of aging, obesity and excess appetite and various acute conditions. The Company is conducting clinical trials of these products for several of these applications. No regulatory approvals have been obtained, and consequently, the Company has derived no revenues from the sale of these products.

    Since inception in 1989, the Company has experienced operating losses and anticipates that its operating losses will continue for the foreseeable future until such time as one or more therapeutic products receive regulatory approval and are successfully marketed. Expenditures will be primarily related to research and development activities, which include clinical trials, and scale-up of commercial manufacturing.

Results of Operations

  Fiscal Years Ended December 31, 1999 and 1998

    Research and development expenses include those costs associated with the research, development, production and testing of the Company's pharmaceutical products and the protection of its proprietary rights. Clinical trials expenses include all of the direct costs incurred in conducting the Company's clinical trials. These costs have totaled approximately $33.7 million since the Company's inception. Research and development costs increased from $5.9 million in 1998 to $9.3 million in 1999 due to costs associated with initial studies to test the safety and efficacy of the Company's therapeutic products, $700,000 of costs incurred in acquiring full ownership of the GRFCO joint venture and $304,380 related to the increased expense of stock appreciation rights. The acquisition costs of both GRFCO and OT Company were expensed as research and development costs in accordance with FASB Statement No. 2 and Interpretation No. 4. No significant tangible assets were acquired and no liabilities were assumed in these acquisitions. Certain rights to patents were acquired, but this value was expensed as research and development because there were no products or related revenues.

    Clinical trials expenses increased from $566,595 in 1998 to $1.1 million in 1999 due to the increased number of trials. Research and development expenses and clinical trials expenses are expected to increase in fiscal 2000 due to expanding clinical trial expenses and increased product production scale-up activities, as well as further development of the Company's production technologies.

    General and administrative expenses decreased from $2.5 million in 1998 to $2.2 million in 1999. Costs in 1998 included a $0.3 million charge associated with modification of stock option terms.

    The Company incurred $231,550 in interest expense in 1999, compared to $319,549 in 1998. The 1998 interest expenses related primarily to a convertible bridge financing under which the Company issued $3,765,500 in principal amount of Bridge Notes. Each Bridge Note holder had the right to convert to Common Stock up to 50% of the principal amount of the Bridge Notes at a price of $7.00 per share. Interest accrued under the Bridge Notes at 10% per annum for the first six months and at 12% per annum during the six-month extension period. As of December 31, 1998, $413,000 principal plus accrued interest had been converted into 65,329 shares of common stock and principal of $1,240,750, plus accrued interest had been repaid by the Company. Of the remaining $2,111,750 of principal, $988,000 of principal, plus accrued interest, was converted into 160,478 shares of common stock in 1999. The balance of $1,123,750 of principal, plus accrued interest was repaid by the Company in early 1999.

  Fiscal Years Ended December 31, 1998 and 1997

    Research and development expenses increased to $5.9 million for 1998 from $3.5 million in 1997. The increase was the result of several factors, including increased research and development and production scale-up activities, increased clinical development activities, patent filing and prosecution expenses, and costs associated with modification of stock option terms. The Company's first clinical trial expenses were incurred in 1998 in the amount of $566,595.

    General and administrative expenses increased to $2.5 million in 1998 from $1.3 million in fiscal 1997 due to administrative costs associated with an increase in employees in connection with the Company's growth, medical programs, expansion of manufacturing facilities, and costs associated with modification of stock option terms.

Liquidity and Capital Resources

    The Company has financed its operations since inception primarily through sales of equity securities and, to a lesser extent, collaboration payments and sales of metal detection kits. Collaboration payments received and metal detection kit sales were $2.7 million and $971,754, respectively, from inception through 1999. From inception through 1999, the Company has received approximately $62 million in net proceeds from equity financings, of which almost $25 million was raised through the sale of Common Stock in 1999. During 1999, the Company used approximately $9.3 million of cash for research development and administrative activities and $4.7 million for asset acquisitions. As of December 31, 1999, the Company had total cash, cash equivalents and available-for-sale securities of $18.4 million, and working capital of $15.3 million.

    The Company's fermentation production facility was an ongoing construction project at December 31, 1999. Total project expenditures are expected to be $5.8 million, of which $2.5 million was represented by cash paid and liabilities incurred at December 31, 1999. The project is expected to be completed in late 2000.

    The Company currently intends to convert outstanding stock appreciation rights to non-qualified stock options to purchase a total of 96,387 shares of Common Stock. At the time of conversion, the Company will immediately record an expense for the difference between the accrued liability and the intrinsic value of the stock option, which will be fully vested when issued.

    At December 31, 1999, the Company had a shareholders' deficit accumulated during the development stage of $43.9 million. Historically, the auditor's reports on the Company's financial statements have contained an explanatory paragraph concerning the Company's ability to continue as a going concern and its status as a development stage company. The Company expects to continue to incur additional losses, and will require additional working capital, as it incurs substantial expenses related to additional personnel, clinical trials, research and development activities, and scale-up of commercial manufacturing. Although the Company believes that existing cash, cash equivalents and available-for-sale securities will be sufficient to fund its operations for at least the next 12 months, the Company will require additional financing in the future. The Company's business plan assumes that additional funding will be received in part from collaborations on various therapeutic applications of its products. Any additional required financing may not be available to the Company on satisfactory terms, if at all. The unavailability of acceptable financing would prevent or delay the development and commercialization of the Company's products.

Cautionary Statement About Forward-Looking Statements

    Certain statements in this General Form of Registration of Securities on Form 10, particularly under this Item 2, may constitute "forward looking statements" within the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements, expressed or implied by such forward-looking statements. The words "believe," "expect," "anticipate," "seek" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date the statement was made. Factors that could cause actual results to differ materially from these statements are described in the Company's Form 10-Q for the quarter ended June 30, 2000, as filed with the Securities and Exchange Commission, under Item 2—"Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Additional Factors That May Affect Future Performance."

Item 15. Financial Statements and Exhibits

BIONEBRASKA, INC.

(A Development Stage Company)
3820 NW 46th Street
Lincoln, Nebraska 68524

     ****

Independent Auditor's Report

and Restated Financial Statements

For The Years Ended

December 31, 1999, 1998, 1997

and the Cumulative Period from

April  15, 1988 (date of incorporation) to December 31, 1999

BIONEBRASKA, INC.

Table of Contents

Page
Independent Auditor's Report
Restated Financial Statements:
Balance Sheets
Statements of Operations
Statements of Shareholders' Equity
Statements of Cash Flows
Notes to Financial Statements

Loren D. Swanson
Certified Public Accountant
6120 Havelock Avenue, Suite A-2
Lincoln, Nebraska 68507

Independent Auditor's Report

The Board of Directors
BioNebraska, Inc.
3820 N. W. 46th Street
Lincoln, Nebraska 68524

    I have audited the accompanying balance sheets of BioNebraska, Inc. as of December 31, 1999 and 1998, and the related statements of operations, shareholders' equity, and cash flows for the years ended December 31, 1999, 1998 and 1997, and the cumulative period from April 15, 1988 (date of incorporation) to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

    I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

    In my opinion, the financial statements referred to above represent fairly, in all material respects, the financial position of BioNebraska, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years ended December 31, 1999, 1998 and 1997 and for the cumulative period from April 15, 1988 (date of incorporation) to December 31, 1999, in conformity with generally accepted accounting principles.

    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company, from inception, has incurred losses from development activities that raise substantial questions about its ability to continue as a going concern, unless supporting funds or assistance continue to become available to the Company from external sources. Management has in the past and continues to rely on the proceeds of private investments and development collaborations to fund its operating deficit. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

    As disclosed in Note 12, the accompanying 1999 and 1998 financial statements have been restated.

/s/ Loren D. Swanson

Loren D. Swanson
March 4, 2000 (November 9, 2000 as to the first paragraph of Note 12 and March 20, 2001 as to the second paragraph of Note 12)

BIONEBRASKA, INC.

Balance Sheets

	December 31, 1999	December 31, 1998	March 31, 2000
	(as restated, see Note 12)	(as restated, see Note 12)	(as restated, see Note 12) (unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$18,393,567	$5,403,171	$15,864,318
Restricted Cash	0	3,114,774	0
Receivables	13,896	4,746	10,758
Inventories	35,172	0	37,962

Total Current Assets	$18,442,635	$8,522,691	$15,913,038

Property and Equipment, at cost:
Modular facilities	149,810	0	149,810
Furniture and fixtures, computer and office	353,459	250,597	373,186
Laboratory and production equipment	3,951,534	2,063,541	3,979,489
Construction-in-Progress	1,482,220	92,616	2,191,308

	5,937,023	2,406,754	6,693,793
Less: accumulated depreciation	2,063,090	1,330,831	2,246,228

Net property and equipment	3,873,933	1,075,923	4,447,565

Leasehold Improvements, at cost	491,225	133,354	594,416
Less: accumulated depreciation	22,349	14,345	24,371

Net leasehold improvements	468,876	119,009	570,045

Prepaid Finance Charges, at cost	231,680	231,680	231,680
Less: accumulated amortization	231,680	223,472	231,680

Net prepaid finance charges	0	8,208	0

Patents and Patents Licensed, at cost	719,747	602,559	719,747
Less: accumulated amortization	128,805	87,085	139,236

Net patents and patents licensed	590,942	515,474	580,511

Other assets:
Licensing agreements	82,500	0	92,500
Deposits and fees	45,717	20,199	45,717

Total Other Assets	128,217	20,199	138,217

Total Assets	$23,504,603	$10,261,504	$21,649,376

See accompanying notes.

BIONEBRASKA, INC
Balance Sheets

	December 31, 1999	December 31, 1998	March 31, 2000
	(as restated, see Note 12)	(as restated, see Note 12)	(as restated, see Note 12) (unaudited)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,608,335	$324,134	$1,462,173
Accrued expenses	29,270	104,558	11,854
Accrued stock appreciation rights payable	956,377	474,442	956,377
Bridge loan financing	0	2,111,750	0
Equipment financing-current portion	565,335	225,796	565,335

Total Current Liabilities	3,159,317	3,240,680	2,995,739

Long-Term Liabilities:
Other notes payable	25,000	0	0
Equipment financing-less current portion	1,389,369	254,642	1,228,356

Total Long-Term Liabilities	1,414,369	254,642	1,228,356

Total Liabilities	4,573,686	3,495,322	4,224,095

Redeemable Non-Convertible Preferred Stock:
Series A,E,F ($0.01 par value; 411,750 shares authorized, 138,938 issued and outstanding, at redemption value)	15,453,012	14,124,805	15,785,063

Shareholders' Equity:
Common stock, ($0.01 par value; 20,000,000 shares authorized, 6,980,381 shares issued and outstanding in 2000, 6,719,233 shares issued and outstanding in 1999, and 4,324,444 shares issued and outstanding in 1998)	67,192	43,244	69,804
Convertible preferred stock, Series B, C, D, G, ($0.01 par value; 216,500 shares authorized, 148,104 shares issued and outstanding)	1,481	1,481	1,481
Additional paid-in capital	47,369,275	23,940,780	49,093,033
Deficit accumulated during the development stage	(43,960,043)	(31,344,128)	(47,524,100)

Total Shareholders' Equity/(Deficit)	3,477,905	(7,358,623)	1,640,218

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)	$23,504,603	$10,261,504	$21,649,376

See accompanying notes.

BIONEBRASKA, INC.
(a development stage company)
Statements of Operations For The Year Ended December 31, 1999, 1998, 1997 and
Cumulative period from April 15, 1988 (date of incorporation) to December 31, 1999

				Cumulative Period from April 15, 1988 (date of incorporation) to December 31, 1999
	Year ended December 31,				Three Month period ended March 31, 2000	Three Month period ended March 31, 1999
	1999	1998	1997
		(as restated, see Note 12)		(as restated, see Note 12)	(unaudited)	(unaudited)
REVENUES:
Collaborative research agreements	$0	$2,186	$328	$1,528,583	$0	$0
GRF and services rendered to OT Company	0	0	0	1,150,000	0	0
Metal detection kit sales	5,181	10,368	5,372	971,754	0	1,176

Total revenues	5,181	12,554	5,700	3,650,337	0	1,176

OPERATING COSTS AND EXPENSES
General and administrative	2,245,934	2,468,639	1,299,431	13,697,487	608,942	485,273
Clinical trials	1,123,154	566,595	0	1,689,749	709,663	494,540
Research and development	9,311,977	5,885,635	3,545,860	32,095,502	2,381,824	2,252,351

Total operating costs and expenses	12,681,065	8,920,869	4,845,291	47,482,738	3,700,429	3,232,164

OPERATING LOSS	(12,675,884)	(8,908,315)	(4,839,591)	(43,832,401)	(3,700,429)	(3,230,988)
OTHER INCOME (EXPENSE):
Interest and other income	291,519	357,385	32,011	856,727	211,772	65,299
Interest expense	(231,550)	(319,549)	(49,090)	(984,369)	(75,400)	(89,175)

	59,969	37,836	(17,079)	(127,642)	136,372	(23,876)

NET LOSS	(12,615,915)	(8,870,479)	(4,856,670)	(43,960,043)	(3,564,057)	(3,254,864)
Preferred stock dividends (accreted $1,328,208, $791,384, and $171,341 for 1999,1998, and 1997, cumulating but not declared of $1,444,014, $1,200,262, $956,514 and $4,495,272 for 1999, 1998, 1997 and the cumulative period ended December 31, 1999 respectively)	(2,772,222)	(1,991,646)	(1,127,855)	(7,101,984)	(693,055)	(693,055)

Net loss applicable to common stock	$(15,388,137)	$(10,862,125)	$(5,984,525)	$(51,062,027)	$(4,257,112)	$(3,947,919)

Basic and diluted loss per share	$(3.04)	$(2.55)	$(1.41)	$(1.22)	$(0.62)	$(0.90)

Average number of common shares outstanding	5,058,928	4,264,559	4,259,115	3,553,896	6,860,071	4,386,515

See accompanying notes.

BIONEBRASKA, INC.
AND SUBSIDIARY
(a development stage company)
Consolidated Statements of Shareholders' Equity/(Deficit)

									Deficit Accumulated During Development Stage
		Convertible Preferred Stock				Common Stock		Additional Paid-in Capital
										Total
	Number of Shares	Par Value Series B Amount	Par Value Series C Amount	Par Value Series D Amount	Par Value Series G Amount	Number of Shares
							Par Amount	Amount	Amount	Amount
INITIAL ISSUE
Issuance of common stock						2,085,003	$20,850	$703,649		$724,499
Debt conversion to common stock						821,992	8,220	1,953,443		1,961,663
1993 unit common stock offering						1,109,750	11,097	5,470,792		5,481,889
1995 warrant common stock exercise						242,370	2,424	1,494,211		1,496,635
Issuance of 16,365 shares of preferred stock, Series B	16,365	$164						1,472,686		1,472,850
Issuance of 21,000 shares of preferred stock, Series C	21,000		$210					1,889,790		1,890,000
Issuance of 60,739 shares of preferred stock, Series D	60,739			$607				6,021,614		6,022,221
Accretion of preferred stock, Series A to redemption value								(315,780)		(315,780)
Net loss for the period from April 15, 1988 (date of incorporation) to December 31, 1996									$(17,616,979)	(17,616,979)

BALANCE AT DECEMBER 31, 1996	98,104	164	210	607	0	4,259,115	42,591	18,690,405	(17,616,979)	1,116,998
Accretion of preferred stock, Series A and E to redemption value								(171,341)		(171,341)
Net loss									(4,856,670)	(4,856,670)

BALANCE AT DECEMBER 31, 1997	98,104	164	210	607	0	4,259,115	42,591	18,519,064	(22,473,649)	(3,911,013)
Issuance of preferred stock, Series G	50,000				$500			4,999,500		5,000,000
Modification of stock options — 1993 Plan								810,000		810,000
Conversion of bridge notes to common stock						65,329	653	403,600		404,253
Accretion of preferred stock, Series A,E, and F to redemption value								(791,384)		(791,384)
Net loss									(8,870,479)	(8,870,479)

BALANCE AT DECEMBER 31, 1998	148,104	164	210	607	500	4,324,444	43,244	23,940,780	(31,344,128)	(7,358,623)
Conversion of bridge notes to common stock						160,478	1,605	930,228		931,833
Issuance of common stock						2,234,311	22,343	23,826,475		23,848,818
Accretion of preferred stock, Series A,E, and F to redemption value								(1,328,208)		(1,328,208)
Net loss									(12,615,915)	(12,615,915)

BALANCE AT DECEMBER 31, 1999	148,104	164	210	607	500	6,719,233	67,192	47,369,275	(43,960,043)	3,477,905
Issuance of common stock (unaudited)						261,148	2,612	2,055,809		2,058,421
Accretion of preferred stock, Series A,E, and F to redemption value								(332,051)		(332,051)
Net loss for the three months ended March 31, 2000 (unaudited)									(3,564,057)	(3,564,057)

BALANCE AT MARCH 31, 2000 (unaudited)	148,104	$164	$210	$607	$500	$6,980,381	$69,804	$49,093,033	$(47,524,100)	1,640,218

See accompanying notes.

BIONEBRASKA, INC.

Statement of Cash Flows

				Cumulative period From April 15, 1988 (date of incorporation) to December 31, 1999
	Year Ended December 31,				Three Month period ended March 31, 2000	Three Month period ended March 31, 1999
	1999	1998	1997
		(as restated, see Note 12)		(as restated, see Note 12)	(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(12,615,915)	$(8,870,479)	$(4,856,670)	$(43,960,043)	$(3,564,057)	$(3,254,864)
Adjustments to reconcile net loss to net cash
Used in operating activities:
Depreciation and amortization	790,191	612,051	296,610	2,453,218	195,591	163,400
Expensing acquisition of in process research & development	700,000	0	0	1,200,000	0	700,000
Modification of stock options	0	810,000	0	810,000	0	0
Change in operating assets and liabilities:
Accounts receivable and other current assets	(44,322)	240,017	(74,324)	(49,068)	348	(211,654)
Accounts payable and accrued expenses	1,690,847	(4,822)	216,711	2,593,981	(163,578)	169,182

Net cash used in operating activities	(9,479,199)	(7,213,233)	(4,417,673)	(36,951,912)	(3,531,696)	(2,433,936)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,498,536)	(721,550)	(344,134)	(4,946,028)	(150,873)	(140,489)
Increase in deposits and other assets	(1,497,622)	(15,078)	(261,078)	(1,842,117)	(719,086)	(564,965)
Increase in patents	(117,188)	(47,027)	(538,050)	(727,041)	0	0
Acquisition of GRFCO	(700,000)	0	0	(1,200,000)	0	(700,000)

Net cash used in investing activities	(4,813,346)	(783,655)	(1,143,262)	(8,715,186)	(869,959)	(1,405,454)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock	23,792,651	0	0	33,448,590	2,058,420	144,148
Net proceeds from issuance of preferred stock	0	15,175,000	1,496,300	27,231,371	0	0
Restricted cash	3,114,774	(3,114,774)	0	0	0	0
Proceeds from bridge notes payable	0	1,085,500	2,680,000	3,765,500	0	0
Payments of bridge notes principal	(1,123,750)	(1,240,750)	0	(2,364,500)	0	(1,123,750)
Proceeds from equipment financing loans	1,774,791	466,272	162,954	2,648,930	0	0
Payments on equipment financing loans	(300,525)	(200,461)	(112,763)	(694,226)	(161,014)	(85,321)
Proceeds from other notes payable	25,000	0	0	25,000	(25,000)	25,000

Net cash provided by financing activities	27,282,941	12,170,787	4,226,491	64,060,665	1,872,406	(1,039,923)

NET INCREASE IN CASH AND CASH EQUIVALENTS	12,990,396	4,173,899	(1,334,444)	18,393,567	(2,529,249)	(4,879,313)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,403,171	1,229,272	2,563,716	0	18,393,567	8,517,945

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$18,393,567	$5,403,171	$1,229,272	$18,393,567	$15,864,318	$3,638,632

    Supplemental cash information:

  1. Non-cash financing transactions include the conversion of $988,000 of bridge notes, plus accumulated interest of $135,461, to common stock in 1999, and $413,000 of bridge notes, plus accumulated interest of $44,344 converted to common stock in 1998.

  2. Interest paid was $231,550 in 1999, $275,205 in 1998, and $31,906 in 1997.

  See accompanying notes.

BIONEBRASKA, INC.

Notes to Financial Statements

December 31, 1999 and 1998

Note 1. Summary of Significant Accounting Policies

    Principles of Consolidation—The financial statements include accounts of BioNebraska, Inc. a Delaware corporation, and its wholly owned subsidiary GRFCO, Inc. All material intercompany transactions have been eliminated.

    Segment information—The Company is a developmental stage business with areas of activity in the biological and medical sciences. These areas include: the development and application of processes for the production by biological means of middle range peptide hormones and the development of pharmaceutical programs for therapeutic applications of middle-range peptides. Based on this the Company operates and reports in one business segment as biotechnology developments.

    Research and development—The Company has expensed its research and development and clinical trial costs. These costs have totaled approximately $33 million since the Company's inception.

    Collaborative payments—The Company has entered into joint ventures and research agreements which have supported research and development activities (see also Note 9).

    Cash equivalents—The Company considers all highly liquid investment instruments with a maturity of less than three months when purchased to be "cash equivalents."

    Property Equipment and Leasehold Improvements—Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures and equipment is computed using the declining balance and straight line methods over estimated useful lives of from 3 to 10 years. Modular facilities and leasehold improvements are depreciated using the straight line method over the shorter of the lease arrangements or their estimated useful lives (from 15 to 40 years).

    Patents and Patents Licensed—The legal costs of all patents issued and licensed are amortized over 17 years on a straight-line basis.

    Accounts payable—Construction project—An ongoing construction project of production facilities and equipment was in process, and represents approximately $800,000 of accounts payable at December 31, 1999.

    Net loss per share—Net loss per share is computed by dividing the net loss applicable to common stock by the weighted-average number of common shares outstanding for the period. Basic and diluted earnings per share are the same because options for 1,526,000, 829,000 and 746,000 shares of common stock are excluded in 1999, 1998 and 1997, respectively, as all common equivalent shares would be antidilutive due to the losses.

    Use of estimates—The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    New accounting pronouncement—In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000, with earlier adoption encouraged. Management has not yet determined what effect, if any, SFAS No. 133 will have on its financial position or the results of its operations. The Company, however, has no intention, now or in the future, of investing in derivatives.

    Revenue Recognition—Revenue related to collaborative payments is recognized when earned under the terms of the agreement and when performance obligations have been met and related payments are receivable and non-refundable. The Company recognizes revenue from kit sales when they are shipped. No significant amounts were received from either collaborations or kit sales in 1997, 1998 or 1999.

    Interim Financial Statements—The balance sheet as of March 31, 2000 and the related statements of operations and cash flows for the three-month periods ended March 31, 2000 and 1999, and the statement of shareholders' equity for the three-month period ended March 31, 2000 are unaudited. However, in the opinion of management, these interim financial statements include all adjustments (consisting of only normal recurring adjustments) which are necessary for the fair presentation of the results for the interim periods presented. The results of operations for the unaudited three-month period dated March 31, 2000 are not necessarily indicative of the results which may be expected for the entire 2000 fiscal year.

Note 2. Disclosure of Fair Value of Financial Instruments

    The carrying value of all financial instruments, except the bridge loan, equipment financing and other notes payable (debt) approximates fair value due to the short-term nature of the instruments. The carrying value of debt approximates fair value due to the fixed interest rates being consistent with current market rates of interest or because the debt has variable rates of interest consistent with current market rates.

    As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with financial institutions with which it conducts business. Operating in a developmental stage, the Company has not yet been exposed to credit risks of its customers in the normal course of business. Concentrations of credit risk associated with trade receivables are not yet a factor for the same reasons as described above.

    Differences between the federal income tax statutory rates and effective income tax rates, which include both federal and state income taxes, were as follows:

	1999	1998	1997	Cumulative
Statutory income tax rates Increase (decrease):	35.0%	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	7.5%	7.5%	7.5%	7.5%
Change in valuation allowance	(42.5)%	(42.5)%	(42.5)%	(42.5)%

Effective income tax rate	0%	0%	0%	0%

    Significant components of the Company's deferred tax assets for federal and state income taxes are as follows:

	1999	1998
	(dollars in thousands)
Net federal operating loss carryforwards	$(4,247)	$(2,841)
State taxes, net of federal impact	(910)	(609)
Valuation allowance	5,157	3,450

Net deferred tax assets	$0	$0

    The benefit of deferred tax assets has been offset by a valuation allowance at December 31, 1999 and 1998, because future realization is uncertain. At December 31, 1999, the Company has federal income tax net operating loss carryforwards of approximately $43,000,000 which expire in years 2005 through 2019. The Company believes that the completion of future stock offerings, when combined with prior events, may result in an "ownership change" of the Company as defined in Section 382 of the Internal Revenue Code. Under Section 382, the Company's ability to use its net operating loss carryforwards to offset future taxable income, and thereby reduce the Company's tax liability, may be subject to annual limitations.

Note 4. Lease Obligations

    The Company has a long-term operating lease for laboratory and administrative space and a short-term renewable operating lease for equipment. Aggregate minimum annual rentals under non-cancelable long-term leases at December 31, 1999, are as follows:

Years	Operating Leases
2000	$240,548
2001	240,548
2002	240,548
2003	240,548
2004	240,548
Thereafter (through 8/31/2008)	882,009

Total	$2,084,749

    Rental expense for operating leases, both short and long-term was $214,325 in 1999, $175,858 in 1998, $160,596 in 1997, and $1,015,686 for the cumulative period from April 15, 1988 through December 31, 1999.

Note 5. Long-Term Liabilities—Equipment Purchase Financing

    The Company has purchased various equipment through long-term financing arrangements, which can be summarized at December 31, 1999, as follows:

    Laboratory equipment purchase agreements:

Monthly Payments	Interest Rate	Number of Agreements	Year of Final Payt.	Principal
$13,399	10 - 16%	6	2000	$55,845
8,479	10 - 17%	5	2001	134,470
17,700	10 - 16%	10	2002	406,075
37,859	10 - 14%	12	2003	1,216,807
3,818	10 - 14%	3	2004	141,507

				1,954,704
Less current portion, due within one year				565,335

				$1,389,369

    At December 31, 1999, purchased equipment with a net book value of approximately $1,841,500 was pledged as collateral for long-term financing arrangements.

    At December 31, 1999, payments for each of the next five years were as follows:

Year Ended
2000	$565,335
2001	597,110
2002	510,269
2003	272,721
2004	9,269

$1,954,704

Note 6. Recapitalization

    In July 1993, the Company became a Delaware corporation. The authorized capital stock of the Company includes 20 million shares of Common Stock, $.01 par value, and 3 million shares of Preferred Stock, $.01 par value. Holders of each outstanding share of Common Stock of the predecessor Nebraska corporation received 1,691 shares of Common Stock of the Delaware corporation. The Board of Directors designated 11,750 shares of the Preferred Stock as Series A Preferred Stock for issuance upon the closing of the private offering (See Notes 7 and 10).

    Upon the closing of the private offering, Hillside Industries Incorporated ("Hillside") exchanged total indebtedness including accrued interest through June 30, 1993 (aggregating $4,325,000) for 613,999 shares of Company Common Stock and 11,750 shares ($1,175,000 face value) of Series A Preferred Stock, and simultaneously exercised certain options to purchase in the aggregate 207,993 shares of Company Common Stock. Of the 2,906,995 shares of Common Stock outstanding after the exchange and exercise of Hillside options and prior to the private offering, Hillside and its affiliates owned an aggregate of 1,445,971 shares of Company Common Stock and the other shareholders owned 1,461,024 shares of Company Common Stock.

    Mr. John Irwin, the Managing Director and majority shareholder of Hillside Industries Incorporated, holds a currently exercisable option to purchase 93,005 shares of Common Stock.

Note 7. Private Placement Offerings

    In 1993, the Company conducted a private placement offering of common shares and issued 1,109,750 units, each unit consisting of one newly issued share of the Company's Common Stock and an eighteen month warrant to purchase an additional one-half share of newly issued Common Stock for an exercise price of $6.50 per share. The units were sold at the price of $5.00 per unit, and resulted in gross proceeds to the Company of $5,548,750.

    In 1995, the Company issued 242,370 common shares, resulting from the exercise of the aforementioned eighteen month warrants. The shares were sold at $6.50 per share, and resulted in gross proceeds to the Company of $1,575,405.

    Also in 1995, the Company undertook additional private offerings of Preferred Shares, Class B and Preferred Shares, Class C. The results of these offerings were as follows:

Type	Shares	Gross Proceeds
Class B	16,365 at $100.00 per share	$1,636,500
Class C	17,807 at $100.00 per share	1,780,700

    In 1996, the Company issued the remainder of Preferred Shares, Class C, and also undertook a private offering of Preferred Shares, Class D. The results of these offerings were as follows:

Type	Shares	Gross Proceeds
Class C	3,193 at $100.00 per share	$319,300
Class D	60,739 at $100.00 per share	6,073,900

    In 1997, the Company undertook a private offering of Preferred Shares, Class E. The results of this offering was as follows:

Type	Shares	Gross Proceeds
Class E	17,070 at $100.00 per share	$1,707,000

    In 1998, the Company undertook a private offering of Preferred Shares, Class F, and Preferred Shares, Class G. The results of these offerings were as follows:

Type	Shares	Gross Proceeds
Class F	110,118 at $100.00 per share	$11,011,800
Class G	50,000 at $100.00 per share	5,000,000

  Convertible (Bridge) Notes:

    In 1997 and 1998 the Company sold $3,765,500 in principal amount of Subordinated Promissory notes. Each Note holder had the right to convert to Common Stock up to 50% of the principal amount of the Notes at a price of $7.00 per share. Interest accrued under the Notes at 10% per annum for the first six months and at 12% per annum during the six-month extension period.

    As of December 31, 1998, $413,000 principal plus accrued interest, had been converted into 65,329 shares of common stock and principal of $1,240,750, plus accrued interest had been repaid by the Company in 1998. Of the remaining $2,111,750 of principal at December 31, 1998, $988,000 principal, plus accrued interest was subsequently converted into 160,478 shares of common stock in early 1999. The balance of $1,123,750 of principal, plus accrued interest was repaid by the Company also in early 1999.

Note 8. Stock Options and Incentives

    On December 17, 1993 the Company's Board of Directors approved the 1993 Stock Plan. The Plan, as originally adopted and subsequently amended, authorizes the grant of options to purchase up to 1,540,000 shares of common stock. Both incentive stock options and non-qualified stock options may be granted under the Stock Plan. All such options are exercisable at a purchase price equal to the fair market value of Company common shares, on the date of the grant, as then determined by the Board of Directors. At December 31, 1999, there were outstanding options under the Stock Plan to purchase a total of 1,526,000 shares, of which options to purchase 659,671 shares were exercisable.

    The qualified stock options became exercisable in three equal annual installments after the date of grant and expire five years from such date.

    The Board of Directors approved the exchange of Stock Appreciation Rights ("SARs"), previously issued to senior employees of the Company, for non-qualified stock options, covering a total of 116,679 shares. During 1998, a cash payment was made on SARs exercised for 20,292 shares, which left a balance of 96,387 shares. The Company has recorded a liability of $956,377 as of December 31, 1999 for the value of the remaining SARs. The Company intends to enter into an agreement with each holder to exchange their SARs for stock options. These options will be exercisable at purchase prices equal to the base value per share of the retired SARs. The term of the substituted non-qualified stock options will be for a period of five years from the date of grant. If the SARs are exchanged for options, an expense will be recorded for the difference between the intrinsic value of each option and the liability recorded on the financial statements at the date of exchange.

    Non-employee Directors of the Company have been granted non-qualified options covering 70,000 shares and non-qualified stock options have been granted to eight non-employee members of the Scientific Advisory Board and GLP-1 Medical Advisory Board, covering a total of 52,000 shares. Each of these grants vests ratably over a three year period. The term of each such non-qualified option extends for the shorter of the term of service and thereafter for 180 days (to the extent vested at the time), or five years. Four non-employee consultants of the Company have been granted non-qualified options covering 55,000 shares with terms consistent with those as stated above.

    A summary of changes in outstanding options for years ended December 31, 1999, 1998 and 1997 are as follows:

	1999	1998	1997
Shares under option at beginning of year	829,000	746,000	722,000
Options granted—1993 Plan	755,000	177,000	82,000
Options exercised	(1,100)	0	0
Options canceled	(56,900)	(94,000)	(58,000)
Shares under option end of year	1,526,000	829,000	746,000
Shares exercisable end of year	659,671	515,352	450,679
Exercise price of options granted	$8.00-12.50	$8.00	$7.00
Exercise price of options exercised	$7.00	—	—
Market price of options exercised	$8.00	—	—
Aggregate market value of options exercised	$8,800	—	—

    Stock option weighted average exercise prices during 1999, 1998 and 1997 are summarized as follows:

	1999	1998	1997
Outstanding, beginning of year	$6.22	$5.86	$5.75
Granted	$8.05	$7.50	$7.00
Exercised	$7.00	—	—
Canceled	$7.05	$5.78	$6.14
Outstanding, end of year	$7.09	$6.22	$5.86

    The following table summarizes information concerning options outstanding and exercisable options as of December 31, 1999:

Range of Exercise Price	Shares Out- Standing	Weighted Average Remaining Contractual Life in Yrs.	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$5 - $8	1,518,000	3.4	$7.09	659,671	$5.94
$12.50	8,000	5.0	$12.50	0	0

Totals	1,526,000			659,671

    Effective January 1, 1997, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS 123, the Company has elected to continue following the guidance of APB No. 25 for measurement and recognition of stock-based transactions with employees. No compensation cost has been recognized for stock options issued under the 1993 Plan because the exercise price for all options granted was at least equal to the fair value of the common stock at the grant date except as noted previously in this note. If compensation cost for the Company's stock option and employee purchase plans had been determined based on the fair value at the grant dates for grants during 1999, 1998 and 1997, consistent with the method provided by SFAS No. 123, the Company's net loss would have been as follows:

	1999	1998	1997
Net loss:
As reported	$(15,388,137)	$(10,862,125)	$(5,984,525)
Pro forma	(15,622,506)	(11,019,718)	(6,106,851)
Basic and diluted net loss per share:
As reported	$(3.04)	$(2.55)	$(1.41)
Pro forma	(3.08)	(2.58)	(1.43)

    The fair value of options granted under the various option plans during 1999, 1998 and 1997 was estimated on the date of the grant using the Black-Sholes option-pricing model with the following weighted average assumptions and results:

	1999	1998	1997
Dividend yield	None	None	None
Expected volatility	0	0	0
Risk-free interest rate	5%	5%	5%
Expected life of option	60 months	60 months	60 months
Fair value of options on grant date	$1,279,000	$230,000	$106,000

Note 9. Joint Ventures and GRFCO Acquisition

    In July, 1991, the Company entered into a 50/50 contractual joint venture (referred to as Osteoporosis Therapy Company or "OT Company") with R & C Enterprises, Inc., of Omaha, Nebraska (owned in part by Dr. Robert R. Recker, Director of the Hard Tissue Clinic of the Creighton University School of Medicine). OT Company was formed to develop and market Growth Hormone Releasing Factor (GRF) therapy for osteoporosis pursuant to two patents issued in the United States to Dr. Recker and other GRF therapies. The GRF was to be manufactured exclusively for OT Company by the Company using its proprietary recombinant peptide production and amidation technologies. The Company was paid $500,000 and $650,000 in 1992 and 1993, respectively, by O.T. Company for GRF and services rendered. These amounts were accounted for as revenues and are disclosed separately on the Statement of Operations. The Company's contribution was technology with no carrying cost and no guaranty of the joint venture's debt. As such, the Company accounted for OT using the cost method.

    In July, 1992, OT Company and the Company entered into a joint venture agreement with Cambridge Biotech Corporation, of Worcester, Massachusetts, to form another joint venture company, GRF Corporation (GRFCO) to carry out an initial pilot study of GRF therapy for patients with acute osteoporosis and, if successful, to carry out clinical trials with the therapy leading to the filing of an NDA with the United States Food and Drug Administration. Pursuant to this joint venture agreement, Cambridge contributed $2 million for the initial funding of GRFCO to cover the cost of the pilot study and other preliminary research activities and OT Company contributed rights to patents with no carrying values. For these contributions, Cambridge received 19% of the GRFCO equity shares (Class A) and OT Company acquired 81% of the equity shares (Class B). However, the parties had equal voting rights, and neither party had voting control. Consequently, the Company also accounted for this investment using the cost method.

    In 1996 the Company acquired Cambridge's entire 19% interest in GRFCO shares for $500,000. This $500,000 was immediately expensed as research and development because no tangible assets were acquired and the intangible assets which were acquired did not relate to revenue producing products or processes. Because BioNebraska still did not have control of GRFCO, the financial statements of GRFCO were not consolidated. Cambridge (now Acquila Biopharmaceuticals, Inc.) also acquired the right to a 20-year royalty, which may be bought out at the Company's option in a lump sum prior to December 31, 2006.

    On January 6, 1999, the Company acquired all of the outstanding shares of stock of R & C and a related entity, for the sum of $700,000. This $700,000 was also expensed as research and development because no significant tangible assets were acquired and the rights to patents which were acquired did not relate to revenue producing products or processes. As a result, BioNebraska became the 100% owner of OT Company and GRFCO. GRFCO continued to exist as a wholly owned subsidiary of the Company in 1999.

    The following unaudited proforma financial information presents the results of operations of the Company and GRFCO for the year ended December 31, 1998, as if the acquisition of GRFCO took place on January 1, 1998:

1998
(in thousands)
Total revenue	$13
Net loss	$(11,582)
Basic and diluted net loss per share	$(2.71)

    The proforma information for the year ended December 31, 1998, includes the $700,000 acquisition cost of GRFCO which was expensed by the Company as research and development at the acquisition date in 1999. The unaudited proforma condensed financial information is presented for illustrative purposes only. The information is not necessarily indicative of the Company's financial position or results of operations for future periods or the results that actually would have been realized had the acquisition and certain transactions occurred as of the beginning of the period presented.

Note 10. Preferred Stock

    The Company's Certificate of Incorporation authorizes the Board of Directors to establish by resolution different classes or series of preferred stock and to fix the relative rights and preferences of said shares in any class or series.

  Series A Preferred Stock

    The Board has designated 11,750 of the issued preferred shares as Series A Preferred Stock, see also Note 6, above. Series A Preferred Stockholders have no voting power, except in the event that at least one year's dividends have not been paid on the stock prior to May 31, 2001.

    The Series A Preferred Stockholders are entitled to receive cumulative dividends at the rate of $7.50 per share per annum beginning May 31, 1993, payable annually in preference and priority to any payment of dividends on Common Stock or any other shares ranking junior to the Series A Preferred Stock as to dividends. They have, however, waived their right to have such dividend paid until May 31, 2001.

    The Series A Preferred Stock may be redeemed by the Company at any time at a redemption price equal to the $100 face value per share plus all unpaid and accumulated dividends. In addition, each holder has the right to require the Company to redeem their Series A Preferred Stock beginning after May 31, 2002 at a redemption price of the face value per share plus all unpaid and accumulated dividends.

  Series B Convertible Preferred Stock

    Holders of Series B Preferred Stock are entitled to vote on all matters submitted to the shareholders and receive one vote for each share of Common Stock into which such holder's shares are then convertible (currently 14.286 shares).

    The Series B Preferred Stockholders are entitled to receive cumulative dividends at the rate of $9.75 per share per year, payable annually on a parity with the Series A Preferred Stock and in preference and priority to any payment of any dividend on the Common Stock or any other shares junior to the Series B Stock.

    Dividends begin to accrue on the date of the original issue of the shares of Series B Stock.

    The holders of the Series B Preferred Stock have the right at any time to convert each share of Series B Preferred Stock into 14.286 shares of Common Stock, which rate is determined by multiplying the number of shares of Series B Preferred Stock to be converted by $100 and dividing the product thereof by the Conversion Price, which is initially $7.00, subject to anti-dilution adjustment. All outstanding shares of Series B Preferred Stock will automatically convert into Common Stock if the Company closes an underwritten public offering of its Common Stock with gross proceeds of at least $10,000,000 and all cumulated dividends shall be paid.

    The Company may redeem the Series B Preferred Stock, in whole or in part at any time upon 30 days notice on or after December 1, 1997, at its $100 face value plus all unpaid and cumulated dividends. Holders will have the right to convert to Common Stock any Series B Preferred Stock that the Company seeks to redeem.

  Series C Convertible Preferred Stock

    The holders of the Series C Preferred Stock have the same rights as for Class B, except for the terms of redemption.

    The Company may redeem the Series C Preferred Stock, in whole or in part at any time upon 30 days notice on or after January 1, 1999, at its $100 face value plus all unpaid and cumulated dividends. Holders will have the right to convert to Common Stock any Series C Preferred Stock that the Company seeks to redeem.

  Series D Convertible Preferred Stock

    The holders of Series D Preferred Stock have the same rights as Class B, except for the terms of redemption.

    The Company may redeem the Series D Preferred Stock, in whole or in part, at any time upon 30 days notice on or after January 1, 2000, at its $100 face value plus all unpaid and cumulated dividends. Holders will have the right to convert to Common Stock any Series D Preferred Stock that the Company seeks to redeem.

  Series E Convertible Preferred Stock

    The holders of Series E Preferred Stock have the same rights as Class B, except for the terms of redemption.

    The Company may redeem the Series E Preferred Stock, in whole or in part, at any time upon 30 days notice at its $100 face value plus all unpaid and accumulated dividends. Holders will have the right to convert to Common Stock any Series E Preferred Stock that the Company seeks to redeem. From January 1, 2001 to March 31, 2001, the holders may require the Company to redeem all, but not a portion of, the holders shares of Series E Convertible Preferred Stock at a redemption price of the face value per share plus all unpaid and accumulated dividends to the date of redemption. If redeemed, proceeds are payable in three installments over 12 months.

  Series F Convertible Preferred Stock

    The holders of Series F Preferred Stock have the same rights as for Class B, except for the terms of redemption and the conversion price.

    The Company may redeem the Series F Preferred Stock, in whole or in part, at any time upon 30 days notice at its $100 face value plus all unpaid and accumulated dividends. Holders will have the right to convert to Common Stock any Series F Preferred Stock that the Company seeks to redeem. From January 1, 2002 to March 31, 2002, the holders may require the Company to redeem all, but not a portion of, the holders shares of Series F Convertible Preferred Stock at a redemption price of the face value per share plus all unpaid and accumulated dividends to the date of redemption. If redeemed, proceeds are payable in three installments over 12 months.

  Series G Convertible Preferred Stock

    Under the terms of that certain Investment Agreement between the Company and Medtronic, Inc. dated June 16, 1998, Medtronic purchased 50,000 shares of Series G Preferred Stock at $100.00 per share. Under the terms of the Investment Agreement, the gross proceeds received by the Company were to be used for peptide production scale up and cGMP development that is integral to the CHF/GRF clinical program of the Company, including but not limited to preclinical evaluation, drug compatibility of and with Medtronic's drug delivery systems, any clinical trials necessary to obtain regulatory approval for GRF, and animal feasibility studies. At the end of 1998, $1.9 million of the $5 million had been spent, and all $5 million had been spent by the end of 1999. Under the Investment Agreement, the holders of Series G Preferred Stock have a right of first refusal to purchase its pro rata share of any New Securities that the Company may issue. The Series G Preferred Stock does not have redemption rights.

    Cumulated dividends on preferred stock can be summarized as of December 31, 1999, as follows:

Preferred Stock Series	Cumulated Dividends to 12/31/99	Put/Redemption Date
A	$580,156	(1)
B	810,470	expired
C	992,618	expired
D	1,960,934	1/01/00(2	)(3)
E	416,080	1/01/01(2)
F	1,610,476	1/01/02(2)
G	731,250	n/a

	$7,101,984

(1)
Dividends payable when Company has obtained gross proceeds of $15,000,000 from public or private offerings of equity securities. By agreement, this provision may not be activated until May 31, 2001.
(2)
Proceeds payable on put are in three installments, over 14 months.
(3)
As of the report date, this right has expired.

Note 11. Going Concern Considerations

    In accordance with its plans, the Company, from inception, has experienced losses from its activities in research and development, without fully offsetting revenues. This and the fact that the Company is a development stage business create a substantial doubt as to its ability to continue as a going concern.

    The Company has obtained financing through private placement offerings, as described above in Notes 6 and 7. As in the past, the Company is pursuing additional equity placement offerings and collaborations to fund several of its programs as well as its corporate overhead.

    The Company's ability to obtain profitability on substantial portions of its operations will also depend in large part on: obtaining regulatory approvals of some of its products; entering into satisfactory agreements for product commercialization; making the transition from a developmental stage business to a manufacturing and marketing company; and obtaining additional financing through development collaborations or equity or debt issues, as necessary.

    The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 12. Restatement

    Subsequent to the issuance of the Company's 1999 financial statements, the Company's management determined that modifications made to certain stock options in 1998 were not properly accounted for. As a result, the financial statements for the years ended December 31, 1998, 1999, and the cumulative period from April 15, 1988 (date of incorporation) to December 31, 1999 and the unaudited financial statements for the three months ended March 31, 2000 have been restated to increase additional paid-in capital and certain operating expenses for the value assigned to the modification of the stock options. The entire value was expensed in 1998 as all options were previously vested.

    Subsequent to the issuance of the 1999 financial statements, the Company's management determined that the Company's Series E and F preferred stock should have been classified differently in the financial statements. As a result, the financial statements for the years ended December 31,

1998, 1999 and the cumulative period from April 15, 1988 (date of incorporation) to December 31, 1999 and the unaudited financial statements for the three months ended March 31, 2000 have been restated to increase redeemable preferred stock presented outside of shareholders' equity/(deficit) and reduce shareholders' equity.

    The effects of these restatements on the Company's financial statements are as follows:

	1999		1998
	As previously reported	As restated	As previously reported	As restated
For the year ended December 31:
General and administrative	$2,245,934	$2,245,934	$2,150,639	$2,468,639
Research and development	9,311,977	9,311,977	5,393,635	5,885,635
Operating loss	(12,675,884)	(12,675,884)	(8,098,315)	(8,908,315)
Net loss	(12,615,915)	(12,615,915)	(8,060,479)	(8,870,479)
Net loss applicable to common stock	(15,388,137)	(15,388,137)	(10,052,125)	(10,862,125)
Basic and diluted loss per share	(3.04)	(3.04)	(2.36)	(2.55)
At December 31:
Additional paid-in capital	60,255,861	47,369,725	35,587,283	23,940,780
Deficit accumulated during development stage	(43,150,043)	(43,960,043)	(30,534,128)	(31,344,128)
Redeemable preferred stock	1,755,156	15,453,012	1,667,031	14,124,805
Convertible preferred stock	2,752	1,481	2,752	1,481
	As previously reported	As restated
Cumulative period from April 15, 1988 (date of incorporation) to December 31, 1999:
General and administrative	$13,379,487	$13,697,487
Research and development	31,603,502	32,095,502
Operating loss	(43,022,401)	(43,832,401)
Net loss	(43,150,043)	(43,960,043)
Net loss applicable to common stock	(50,252,027)	(51,062,027)
Basic and diluted loss per share	(1.20)	(1.22)
March 31, 2000:
Additional paid-in capital	$62,289,639	$49,093,033
Deficit accumulated during development stage	(46,714,100)	(47,524,100)
Redeemable preferred stock	1,755,156	15,785,063
Convertible preferred stock	2,752	1,481

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 3 to the Form 10 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BIONEBRASKA, INC.
Dated: March 27, 2001	By:	/s/ THOMAS R. COOLIDGE Thomas R. Coolidge Chief Executive Officer

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Selected Historical Financial and Other Data (Dollars in thousands, except per share data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BIONEBRASKA, INC.
(A Development Stage Company) 3820 NW 46th Street Lincoln, Nebraska 68524
Independent Auditor's Report and Restated Financial Statements For The Years Ended December 31, 1999, 1998, 1997 and the Cumulative Period from April 15, 1988 (date of incorporation) to December 31, 1999
BIONEBRASKA, INC. Table of Contents
Loren D. Swanson Certified Public Accountant 6120 Havelock Avenue, Suite A-2 Lincoln, Nebraska 68507 Independent Auditor's Report
BIONEBRASKA, INC. Balance Sheets
BIONEBRASKA, INC. (a development stage company) Statements of Operations For The Year Ended December 31, 1999, 1998, 1997 and Cumulative period from April 15, 1988 (date of incorporation) to December 31, 1999
BIONEBRASKA, INC. AND SUBSIDIARY (a development stage company) Consolidated Statements of Shareholders' Equity/(Deficit)
BIONEBRASKA, INC. Statement of Cash Flows
BIONEBRASKA, INC. Notes to Financial Statements December 31, 1999 and 1998